January 4, 2006

VIA EDGAR

Ms. Kathleen Collins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Written Responses to SEC Staff Comments Dated December 13, 2005

Dear Ms. Collins,

The following is the written response of Quest Software, Inc. (“Quest” or the “Company”) to the additional comment of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, which is set forth in the Staff’s letter dated December 13, 2005. For the convenience of the Staff, the Staff’s comment is included in bold italicized type preceding Quest’s response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Disclosure Controls and Procedures, page 38

1.	We note your response to our previous comment no. 1 where you indicate that the income tax provision errors were made “only in the calculations supporting the year-end provision computations included in our preliminary statement of operations for the three month ended period ended December 31, 2004.” Please provide a list of the audit adjustments made to the Company’s year-end tax calculations. Explain, in detail, the errors made in your calculations and tell us how the Company determined that similar errors were not made in the interim period financial statements.

Audit Adjustments & Explanations –

As further explained below, the audit adjustments identified in connection with the preliminary year end tax provision were primarily a result of: (1) computational and input errors associated with the preparation and utilization of schedules during the year-end process of computing the provision for income taxes (such schedules were not utilized for purposes of interim reporting); and (2) the failure to properly account for certain temporary basis differences neither of which had an impact on interim reporting. As such, the quarterly provision for income tax calculations for the interim periods were fairly estimated and properly reflected in our quarterly financial statements.

1.	Canadian tax expense:

a.	AUDIT ADJUSTMENT – The Company’s year-end provision for Canadian income tax was overstated by approximately $920,000 due to a computation error in the calculation of the deferred provision. In connection with calculating its annual tax provision under FAS 109, the Company utilized a customized Microsoft Excel based spreadsheet in order to track the current provision and the deferred provision. In preparing the annual tax provision calculation, certain incorrect inputs within the spreadsheet impacted the calculation of deferred tax provision such that the “temporary items” increased current tax provision without the appropriate decrease to the deferred tax provision.

b.	CORRECTING ENTRY –

Deferred Tax Liability	$920,000
Provision for Income Tax		$920,000

*To adjust for the overstatement of Provision for Income Tax related to the Canadian operations and appropriately adjust the Company’s deferred tax liability accounts.

c.	INTERIM PERIOD IMPACT –The input and cell reference errors that occurred during the computation of the annual tax provision were not present in the schedules utilized during the computation of the annual effective tax rate computed for the interim period tax provisions. Therefore, the error that was identified at year-end had no impact on the interim period tax provisions.

2.	State R&D Credit Limitation:

a.	AUDIT ADJUSTMENT - The Company’s original calculation of its state taxes was understated by approximately $517,400 (net of federal benefit) due to a miscalculation of the California Research & Development (“R&D”) Credit. The original computation of the Company’s R&D credit in connection with the year end tax provision failed to consider the limitation which requires total qualifying R&D expenditures to be no more than 50% of the total R&D expenditures.

b.	CORRECTING ENTRY –

Provision for Income Tax	$517,400
Income Tax Payable		$517,400

*To adjust for understatement of Provision for Income Tax related to California R&D Tax Credits (net of federal benefit).

c.	INTERIM PERIOD IMPACT - For purposes of calculating its California R&D Tax Credit during the computation of the year-end provision for income tax, the Company utilized a different Excel schedule than was used for the interim period provisions for income tax. The Company reviewed the estimates of its State R&D Tax Credits for the interim periods and confirmed that the error that was contained in the year-end tax provision schedule was not present in the schedules that were used for its interim period calculations. Therefore, the error that was identified at year-end had no impact on the interim period tax provisions.

3.	Temporary Basis Difference – Legal Accrual:

a.	AUDIT ADJUSTMENT – In its original calculation, the Company failed to account for the “temporary” tax effects of a legal reserve of $16,000,000 (gross amount not tax effected) relating to then-pending litigation.

b.	CORRECTING ENTRY –

Deferred Tax Asset	$6,406,000
Income Tax Payable		$6,406,000

*To adjust for the legal accrual recorded for financial statement purposes and not currently deductible for tax purposes. The temporary basis difference generates a deferred tax asset for purposes of the provision for income taxes.

c.	INTERIM PERIOD IMPACT –This accrual represented a “temporary basis difference” between financial statement reporting and tax reporting, and required a balance sheet adjustment between the deferred tax asset and income taxes payable. The failure to account for the temporary basis difference did not impact the computation of the estimated annual effective tax rate computed and utilized for interim reporting purposes; nor did it affect the balance sheets during the interim periods as the Company only adjusts its deferred tax assets and liabilities on an annual basis (except as a result of purchase accounting) as required by SFAS 109. Therefore, the error that was identified at year-end had no impact on the Company’s interim period tax provisions.

In addition to the aforementioned adjusting entries, an additional error occurred related to the classification of total income tax expense between current expense and deferred tax expense. This error did not result in an adjusting journal entry but instead affected the Company’s footnote classification of its total income tax expense and was appropriately reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. Since the Company is not required to classify its income tax expense between current expense and deferred expense during interim periods, this error did not impact the Company’s interim period tax provisions.

In summary, as reflected above, the audit adjustments identified were primarily a result of: (1) computational and input errors associated with the preparation and utilization of schedules during the year-end process of computing the provision for income taxes (such schedules were not utilized for purposes of interim reporting); and (2) the failure to properly account for certain temporary basis differences neither of which had an impact on interim reporting. As such, the quarterly provision for income tax calculations for the interim periods were fairly estimated and properly reflected in our quarterly financial statements.

Quest acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Quest acknowledges that the Division of Enforcement has access to all information provided by Quest to the staff of the Division of Corporation Finance in its review of Quest’s filing or in response to the staff’s comment on Quest’s filing.

If you have any questions regarding the foregoing, please contact the undersigned at (949) 754-8830 or our Chief Financial Officer, Michael Lambert, at (949) 754-8242.

Very truly yours,

QUEST SOFTWARE, INC.

/s/ J. Michael Vaughn
J. Michael Vaughn,
Vice President, General Counsel

cc: Michael Lambert, Senior Vice President, Chief Financial Officer